Dreyfus Intermediate Municipal Bond Fund, Inc.

ANNUAL REPORT May 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Intermediate Municipal Bond Fund, Inc. covers the 12-month period from June 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica Wieboldt.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. Corporations have become more willing to hire new workers and invest in new projects and equipment. In addition, many states and municipalities have reported an increase in tax revenues, helping to relieve some of the fiscal pressures that arose during the economic downturn. As the economy has gained strength, fixed-income investors apparently have grown more concerned that long-dormant inflationary pressures could resurface, and municipal bond prices recently have become more volatile.

Despite fixed-income investors' current concerns, we believe that history confirms that bonds represent an important component of most investors' long-term investment portfolios. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



DISCUSSION OF FUND PERFORMANCE

Monica Wieboldt, Senior Portfolio Manager

How did Dreyfus Intermediate Municipal Bond Fund, Inc. perform during the reporting period?

For the 12-month period ended May 31, 2004, the fund achieved a total return of −0.81%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of −0.32% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Intermediate Municipal Debt Funds category was −0.70%.[3]

After gaining value early in the reporting period, municipal bonds were hurt during the spring of 2004, when investors' concerns regarding potential inflationary pressures and higher interest rates intensified. The fund produced returns that were generally in line with the Lipper category average, primarily due to income contributions from its core holdings, favorable yield curve positioning and successful yield enhancement strategies. However, the fund underperformed the Index, which does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks the maximum amount of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal personal income tax.

The fund will invest at least 80% of its assets in municipal bonds rated A or higher, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below A, including bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was affected during the reporting period by heightened market volatility, including a sharp decline in intermediate-term bond prices during the summer of 2003. Although evidence of a sustained economic recovery continued in the fall of 2003 and the winter of 2004, municipal bond prices gradually recovered, supported by robust demand from individual and institutional investors and a moderating supply of newly-issued bonds compared to the same period one year earlier.

In April and May 2004, however, reports of an unexpectedly strong U.S. labor market and higher energy prices rekindled fears that renewed inflationary pressures might prompt the Federal Reserve Board (the "Fed") to raise short-term interest rates earlier than most investors previously had believed. As a result, selling pressure intensified, and municipal bond prices generally ended the reporting period modestly lower than where they began.

In this volatile environment, we attempted to manage risk by diversifying the fund's investment more broadly among municipal bonds of various maturities, complementing core intermediate-term holdings with new investments in the five- to seven-year range as well as bonds with maturities within 20 years. We also diversified more broadly among issuers, adding to the fund's holdings of bonds from "specialty states" such as California, New York and Florida. Because many of these new positions were added during periods of relative market weakness, the fund's performance benefited as their prices recovered. When adding new securities, we attempted to complement the fund's high-coupon, seasoned holdings with bonds from well-known issuers selling at par, which we believe are likely to attract retail interest when we deem it time to sell.

Finally, while the fund received positive contributions to its performance from yield enhancement strategies, we began to sell many of those positions later in the reporting period, when it became clearer to us that interest rates were likely to rise.

What is the fund's current strategy?

We have continued to maintain the fund's investment posture, which includes a diversified portfolio, a focus on issues that are rated A or better by one or more of the major rating agencies, and an average duration — a measure of sensitivity to changing interest rates — in the neutral range. In our view, these are reasonable strategies as investors and, potentially, the Fed adjust to a stronger economic environment.

June 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Intermediate Municipal Bond Fund, Inc. and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 5/31/04*

	1 Year	5 Years	10 Years
Fund	**(0.81)%**	**3.91%**	**4.88%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Intermediate Municipal Bond Fund, Inc. on 5/31/94 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph above takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. The Index does not take into account charges, fees and other expenses. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

STATEMENT OF INVESTMENTS

May 31, 2004

Long-Term Municipal Investments—98.0%	Principal Amount ($)	Value ($)
Alabama—.3%		
McIntosh Industrial Development Board, EIR		
4.65%, 6/1/2008	2,800,000	2,932,355
Alaska—4.8%		
Alaska International Airports, Revenue:		
5.50%, 10/1/2011 (Insured; AMBAC)	2,560,000	2,850,610
5.50%, 10/1/2012 (Insured; AMBAC)	1,620,000	1,804,436
Alaska Student Loan Corp., Student Loan Revenue:		
5.60%, 7/1/2011 (Insured; AMBAC)	4,700,000	4,901,065
5.70%, 7/1/2013 (Insured; AMBAC)	5,990,000	6,214,624
6%, 7/1/2016 (Insured; AMBAC)	6,380,000	6,807,650
Anchorage:		
5.875%, 12/1/2015 (Insured; FGIC)	2,365,000	2,629,761
5.875%, 12/1/2016 (Insured; FGIC)	1,500,000	1,667,924
Electric Utility Revenue:		
6.50%, 12/1/2008 (Insured; MBIA)	2,755,000	3,147,642
6.50%, 12/1/2009 (Insured; MBIA)	2,910,000	3,359,827
5.875%, 2/1/2012 (Insured; FSA)	3,175,000	3,542,919
Northern Tobacco Securitization Corp.,		
Tobacco Settlement Revenue:		
6%, 6/1/2013	4,745,000	4,533,800
6.20%, 6/1/2022	2,400,000	2,235,264
Arizona—.6%		
Glendale Municipal Property Corp., Excise Tax Revenue		
5%, 7/1/2017 (Insured; AMBAC)	2,160,000	2,253,701
Maricopa County Industrial Development Authority,		
Hospital Systems Revenue (Baptist Hospital)		
5.20%, 9/1/2005 (Insured; MBIA)	3,125,000	3,266,156
Arkansas—.5%		
Arkansas Student Loan Authority, Student Loan Revenue		
5.35%, 6/1/2009	4,465,000	4,644,493
California—9.3%		
California (Veterans) 9.263%, 12/1/2013	5,000,000 [a,b]	5,342,550
California Department of Water Resources,		
Water Revenue (Central Valley Project)		
5.25%, 12/1/2012 (Insured; FGIC)	10,000,000	11,080,200
California Economic Recovery		
5%, 7/1/2015 (Insured; MBIA)	8,000,000	8,538,720
California Educational Facilities Authority, Revenue		
(Stanford University) 5.25%, 12/1/2013	2,000,000	2,233,840

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Infrastructure & Economic Development, Bank Revenue (Bay Area Toll Bridges–1st Lien) 5.25%, 7/1/2017 (Insured; FSA)	3,300,000	3,517,107
California Pollution Control Financing Authority, PCR (Southern California Edison Co.) 2%, 3/1/2006	5,500,000	5,412,605
California Public Works Board, LR (Department of Mental Health–Coalinga) 5.50%, 6/1/2018	3,000,000	3,168,990
California Statewide Community Development Authority:		
MFHR (Equity Residential) 5.20%, 6/15/2009	3,000,000	3,166,650
Revenue 3.075%, 5/1/2006	2,500,000 a,b	2,378,650
Elsinore Valley Municipal Water District, COP 5.375%, 7/1/2016 (Insured; FGIC)	3,295,000	3,601,732
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue 0%/7%, 1/1/2008	5,000,000 c	5,487,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue:		
5.75%, 6/1/2021	6,950,000	7,100,537
5.75%, 6/1/2023	1,735,000	1,766,299
Los Angeles County Public Works Financing Authority, Revenue (Regional Park & Open Space District) 5%, 10/1/2019	6,000,000	6,090,840
San Francisco City & County Public Utilities Commission, Water Revenue 5%, 11/1/2015 (Insured; MBIA)	2,000,000	2,116,120
University of California, Revenues 5.25%, 5/15/2016 (Insured; AMBAC)	11,765,000	12,629,610
Colorado–2.1%		
Denver City & County, Airport Revenue 5%, 11/15/2008	5,000,000	5,339,350
Denver City & County Board of Water Commissioners, Water Revenue 5%, 12/1/2009 (Insured; FSA)	2,830,000	3,066,192
El Paso County School District (Number 11 Colorado Springs):		
6.25%, 12/1/2009	1,000,000	1,147,470
6.50%, 12/1/2010	2,000,000	2,348,680
6.50%, 12/1/2011	2,040,000	2,415,727
Interlocken Metropolitan District:		
Zero Coupon, 12/15/2007	2,835,000	2,497,011
Zero Coupon, 12/15/2008	2,835,000	2,361,442

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut−.7%		
Connecticut, Revenue		
(Mashantucket Western Pequot Tribe):		
6.50%, 9/1/2006	2,475,000 [b]	2,713,739
6.50%, 9/1/2006	2,525,000 [b]	2,715,284
5.60%, 9/1/2009	1,000,000 [b]	1,080,490
District of Columbia−.4%		
District of Columbia		
6%, 6/1/2012 (Insured; MBIA)	3,280,000	3,761,766
Florida−3.3%		
Capital Projects Finance Authority, Student Housing		
Revenue (Capital Projects Loan Program)		
5.50%, 10/1/2015 (Insured; MBIA)	4,060,000	4,307,295
Collier County, Gas Tax Revenue		
5.25%, 6/1/2019 (Insured; AMBAC)	2,190,000	2,311,370
FSU Financial Assistance Inc., Educational & Athletic		
Facilities Improvement Revenue:		
5%, 10/1/2017 (Insured; AMBAC)	1,630,000	1,703,529
5%, 10/1/2018 (Insured; AMBAC)	1,705,000	1,771,307
5%, 10/1/2019 (Insured; AMBAC)	1,785,000	1,843,405
Orlando Utilities Commission, Water & Electric Revenue		
5%, 10/1/2014	5,455,000	5,839,959
Palm Beach County School Board, COP		
5.375%, 8/1/2014 (Insured; AMBAC)	4,000,000	4,455,440
Palm Beach County Solid Waste Authority, Revenue		
4%, 1/1/2011 (Insured; AMBAC)	5,000,000	5,098,700
Polk County, Utility System Revenue		
5.25%, 10/1/2018 (Insured; FGIC)	2,000,000	2,125,020
Georgia−1.7%		
Athens Housing Authority, Student Housing LR		
(Ugaref East Campus Housing):		
5.25%, 12/1/2015 (Insured; AMBAC)	2,560,000	2,756,326
5.25%, 12/1/2016 (Insured; AMBAC)	2,700,000	2,893,482
Atlanta, Airport Facilities Revenue		
6%, 1/1/2007 (Insured; AMBAC)	5,780,000	6,273,092
Municipal Electric Authority (Combustion Turbine Project)		
5.25%, 11/1/2012 (Insured; MBIA)	2,735,000	3,019,167
Hawaii−.3%		
Kuakini Health System, Special Purpose Revenue		
5.50%, 7/1/2012	2,575,000	2,616,020

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Illinois—2.2%		
Chicago (Neighborhoods Alive 21 Program) 5.50%, 1/1/2014 (Insured; FGIC)	3,230,000	3,541,081
Chicago Housing Authority, Revenue (Capital Program):		
5%, 7/1/2009	2,500,000	2,665,625
5.25%, 7/1/2010	2,420,000	2,613,237
Chicago O'Hare International Airport, Revenue (Third Lien) 5.50%, 1/1/2015	6,450,000	7,060,815
Illinois Health Facilities Authority, Revenue (Evangelical Hospital) 6.75%, 4/15/2007	150,000	161,499
Illinois Student Assistance Commission, Student Loan Revenue 5.55%, 9/1/2006	4,000,000	4,261,480
Indiana—3.1%		
Central High School Building Corp., First Mortgage 5.50%, 8/1/2009 (Insured; AMBAC)	3,960,000	4,339,606
Indiana Health Facility Financing Authority, HR (Clarian Health Partners, Inc.):		
5.50%, 2/15/2010	3,000,000	3,183,840
5.50%, 2/15/2011	5,000,000	5,280,000
Indianapolis Local Public Improvement Bond Bank 6.50%, 1/1/2011 (Insured; FSA)	6,415,000	7,499,777
North Montgomery Elementary School Building Corp., First Mortgage Revenue 6.50%, 7/1/2006	3,710,000	3,895,834
Plymouth, Multi-School Building Corp. (First Mortgage-Plymouth Community School) 5.50%, 7/1/2005 (Insured; MBIA)	2,445,000	2,504,291
Westfield High School Building Corp., First Mortgage Revenue 5.25%, 7/5/2013 (Insured; AMBAC)	1,500,000	1,613,625
Kentucky—1.3%		
Ashland, PCR (Ashland, Inc.) 5.70%, 11/1/2009	4,000,000	4,249,360
Carrolton and Henderson Public Energy Authority, Gas Revenue (Kentucky Trust) 5%, 1/1/2006 (Insured; FSA)	3,500,000	3,661,105
Kenton County Airport Board, Airport Revenue (Cincinnati/Northern Kentucky International) 5.75%, 3/1/2009 (Insured; MBIA)	3,710,000	3,967,437
Massachusetts—2.0%		
Massachusetts Consolidated Loan:		
5%, 12/1/2010	3,000,000	3,237,420
5.75%, 10/1/2020 (Prerefunded 10/1/2010)	3,000,000 [d]	3,370,770

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Housing Finance Agency		
Housing Revenue:		
6.30%, 7/1/2007 (Insured; AMBAC)	2,795,000	2,856,043
6.35%, 7/1/2008 (Insured; AMBAC)	3,005,000	3,069,668
6.40%, 7/1/2009 (Insured; AMBAC)	3,275,000	3,344,365
Plymouth County, COP (Correctional Facilities Project)		
5%, 4/1/2015 (Insured; AMBAC)	2,025,000	2,110,577
Michigan−7.9%		
Detroit Local Development Finance Authority		
5.20%, 5/1/2010	5,745,000	5,978,534
Greater Detroit Resource Recovery Authority, Revenue:		
6.25%, Series A, 12/13/2008 (Insured; AMBAC)	11,000,000	12,419,990
6.25%, Series B, 12/13/2008 (Insured; AMBAC)	7,755,000	8,756,093
Michigan Building Authority, Revenue		
(State Police Communications System)		
5.25%, 10/1/2013	1,945,000	2,133,646
Michigan Hospital Finance Authority, Revenue:		
9.431%, 11/15/2007	5,750,000 a,b	6,627,163
(Genesys Health System)		
8.10%, 10/1/2013 (Prerefunded 10/1/2005)	7,000,000 d	7,734,650
(Oakwood Obligation Group):		
5%, 11/1/2007	3,000,000	3,213,540
5.50%, 11/1/2011	5,000,000	5,429,050
(Sparrow Obligation Group):		
5.25%, 11/15/2011	2,500,000	2,655,800
5.75%, 11/15/2016	3,250,000	3,442,920
Michigan Municipal Bond Authority, Revenue		
5%, 5/1/2009 (LOC; Government Loan Progam)	3,000,000	3,240,630
(Drinking Water Revolving Fund)		
5.25%, 10/1/2016 (Prerefunded; 10/1/2009)	2,370,000 d	2,607,332
Michigan Strategic Fund:		
Exempt Facilities Revenue,		
(Waste Management Inc. Project) 4.20%, 8/1/2004	3,000,000	3,008,220
SWDR (Waste Management) 3%, 2/1/2007	4,000,000	3,922,200
Minnesota−1.4%		
Minnesota Public Facilities Authority,		
Water Pollution Control Revenue 5%, 3/1/2013	6,755,000	7,181,308
Western Minnesota Municipal Power Agency,		
Power Supply Revenue		
5%, 1/1/2014 (Insured; MBIA)	5,165,000	5,566,527

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Mississippi—1.3%		
Mississippi Development Bank, Special Obligation (Adams County HR Project) 5.75%, 7/1/2010 (Insured; FSA)	3,445,000	3,715,433
Mississippi Higher Education Assistance Corp. Student Loan Revenue 5.30%, 9/1/2008	2,390,000	2,517,291
Walnut Grove Correctional Authority, COP:		
5.25%, 11/1/2005 (Insured; AMBAC)	1,670,000	1,754,402
5.50%, 11/1/2006 (Insured; AMBAC)	1,760,000	1,896,875
5.50%, 11/1/2007 (Insured; AMBAC)	1,855,000	2,026,847
Missouri—1.9%		
Independence School District (Missouri School District Direct Deposit Program) 4.50%, 3/1/2018 (Insured; FSA)	1,000,000	990,330
Joplin Industrial Development Authority, Revenue (Catholic Health Initiatives):		
5.50%, 12/1/2009	3,185,000	3,407,727
5.625%, 12/1/2010	3,340,000	3,566,786
Missouri Health & Educational Facilities Authority, Revenue (SSM Health Care) 5%, 6/1/2007	2,940,000	3,123,427
Saint Louis, Airport Revenue (Airport Development Program):		
5.50%, 7/1/2010 (Insured; MBIA)	3,000,000	3,302,310
5.625%, 7/1/2015 (Insured; MBIA)	2,500,000	2,715,625
Nevada—.6%		
Washoe County, Water Facility Revenue (Sierra Pacific Power Company) 5%, 7/1/2009	5,000,000	4,997,550
New Jersey—4.0%		
New Jersey Economic Development Authority, Revenue:		
9.221%, 6/15/2008	5,000,000 [a,b]	6,009,700
School Facilities (Construction 2001) 5.25%, 6/15/2010	30,000	33,029
Waste Paper Recycling (Marcal Paper Mills, Inc.) 8.50%, 2/1/2010 (Insured; MBIA)	2,005,000	1,770,776
New Jersey Educational Facilities Authority, Revenue (Rider University):		
5%, 7/1/2010	1,880,000	2,002,125
5%, 7/1/2011	1,970,000	2,094,898
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital) 6%, 7/1/2012	3,425,000	3,800,688

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Transportation Trust Fund Authority (Transportation System):		
5.50%, 12/15/2013 (Insured: AMBAC)	10,000,000	11,204,900
6%, 6/15/2016 (Prerefunded 6/15/2010)	4,000,000 d	4,575,840
New Jersey Turnpike Authority, Revenue 5.625%, 1/1/2015 (Insured MBIA, Prerefunded; 1/1/2010)	3,910,000 d	4,371,654
New Mexico—1.3%		
Jicarilla, Apache Nation Revenue:		
5%, 9/1/2011	1,500,000	1,577,955
5%, 9/1/2013	2,905,000	3,024,512
Las Cruces, Joint Utility Improvement Revenue 5.50%, 7/1/2016 (Insured; MBIA)	7,000,000	7,536,690
New York—10.9%		
Battery Park City Authority, Revenue 5.25%, 11/1/2017	5,405,000	5,762,595
City University of New York, COP (John Jay College) 5.75%, 8/15/2004	5,970,000	6,024,805
New York City:		
5.25%, 8/1/2008	5,000,000	5,376,100
6.25%, 8/1/2009 (Prerefunded 8/1/2006)	2,000,000 d	2,204,060
6.375%, 8/15/2009 (Prerefunded 8/15/2005)	5,760,000 d	6,151,162
5%, 8/1/2014	5,000,000	5,251,600
New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.375%, 2/1/2015	3,000,000	3,236,220
New York State 5%, 4/15/2009	2,800,000	3,022,012
New York State Dormitory Authority, Revenues:		
(Department of Health):		
5.50%, 7/1/2010 (Prerefunded 7/1/2006)	2,000,000 d	2,176,900
5.625%, 7/1/2011 (Prerefunded 7/1/2006)	3,240,000 d	3,534,840
(Personal Income Tax) 5.375%, 3/15/2017	5,500,000	5,885,220
New York State Local Government Assistance Corporation:		
5.25%, 4/1/2016	3,425,000	3,689,616
5.25%, 4/1/2016 (Insured; FSA)	2,200,000	2,380,532
New York State Thruway Authority, Service Contract Revenue (Local Highway & Bridge):		
6%, 4/1/2011	2,040,000	2,257,117
5.50%, 4/1/2012	3,950,000	4,364,237
5.50%, 4/1/2013	5,000,000	5,509,100

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Urban Development Corp.:		
Corporate Purpose 5.125%, 7/1/2019	2,000,000	2,033,000
Correctional Capital Facilities 5.25%, 1/1/2010	4,520,000	4,797,392
Correctional & Youth Facilities Service Contract		
Revenue:		
5%, 1/1/2008	3,400,000	3,633,988
(Empire State Development Corp.):		
5%, 1/1/2009	3,000,000	3,189,270
5.25%, 1/1/2009	5,000,000	5,368,000
Personal Income Tax 5.25%, 3/15/2011	1,565,000	1,712,971
Tobacco Settlement Financing Corp., Revenue		
5.50%, 6/1/2018	4,000,000	4,243,000
Triborough Bridge and Tunnel Authority, Revenue		
6.75%, 1/1/2009	5,100,000	5,725,260
North Carolina—2.7%		
North Carolina Eastern Municipal Power Agency,		
Power System Revenue:		
5.50%, 1/1/2012	3,000,000	3,211,890
5.125%, 1/1/2014	3,000,000	3,116,010
North Carolina Medical Care Commission,		
Retirement Facilities Revenue		
(Givens Estates Project):		
4.75%, 7/1/2010	1,000,000	1,001,530
5%, 7/1/2011	500,000	500,865
5.25%, 7/1/2012	750,000	756,353
North Carolina Municipal Power Agency		
Electric Revenue (Number 1 Catawba):		
5.25%, 1/1/2016 (Insured; FSA)	2,540,000	2,705,125
5.25%, 1/1/2017 (Insured; FSA)	10,000,000	10,576,600
Raleigh Durham Airport Authority, Airport Revenue		
5.25%, 11/1/2012 (Insured; FGIC)	2,365,000	2,586,151
Ohio—1.2%		
Cuyahoga County, HR		
(Cleveland Clinic Health System) 6%, 1/1/2017	4,000,000	4,330,160
Knox County, Hospital Facilities Revenue		
(Knox Community Hospital Asset Guaranty)		
5%, 6/1/2012	1,500,000	1,589,790
Lorain, HR (Catholic Healthcare)		
5.25%, 10/1/2009	5,000,000	5,368,500
Oklahoma—1.1%		
Norman Regional Hospital Authority, HR		
5.625%, 9/1/2016 (Insured; MBIA)	4,510,000	4,807,570

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Oklahoma (continued)		
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education):		
4%, 6/1/2007	1,020,000	1,058,699
4%, 6/1/2008	1,060,000	1,097,397
Washington County Medical Authority, Revenue (Jane Phillips Medical Center)		
5.50%, 11/1/2010 (Insured; Connie Lee)	3,175,000	3,414,014
Oregon−1.3%		
Oregon Department of Administrative Services 5%, 91//2009 (Insured; FSA)	5,000,000	5,421,600
Washington County Unified Sewer Agency, Sewer Revenue 5.75%, 10/1/2012 (Insured; FGIC)	5,670,000	6,458,981
Pennsylvania−7.6%		
Allegheny County Industrial Development Authority, PCR 4.05%, 9/1/2011 (Insured; AMBAC)	4,000,000	4,060,680
Carbon County Industrial Development Authority, RRR (Panther Creek Partners Project) 6.65%, 5/1/2010	10,040,000	10,762,077
Delaware County Industrial Development Authority:		
PCR (Peco Energy Co.) 5.20%, 10/1/2004	4,000,000	4,039,760
(Resource Recovery Facility) 6.10%, 7/1/2013	10,000,000	10,512,700
Delaware River Joint Toll Bridge Commission Bridge Revenue 5.25%, 7/1/2013	2,500,000	2,713,300
Delaware Valley Regional Finance Autority, Local Government Revenue 5.75%, 7/1/2017	6,830,000	7,663,806
Erie County Hospital Authority, Revenue (Hamot Health Foundation)		
5.375%, 5/15/2010 (Insured; AMBAC)	2,340,000	2,507,310
Erie County Industrial Development Authority, EIR (International Paper Company Project)		
5.25%, 9/1/2010	2,100,000	2,203,614
Montgomery County Higher Education & Health Authority, HR (Abington Memorial)		
6.10%, 6/1/2012 (Insured; AMBAC)	5,000,000	5,707,900
Pennsylvania Higher Educational Facilities Authority, Health Services Revenue (University of Pennsylvania):		
5.60%, Series A, 1/1/2010	4,750,000	4,921,665
5.60%, Series B, 1/1/2010	4,350,000	4,510,298
5.70%, 1/1/2011	3,250,000	3,374,995
(UPMC Health System) 6.25%, 1/15/2015	3,660,000	4,012,092
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6%, 12/1/2012	2,000,000	2,180,700

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Rhode Island—1.8%		
Rhode Island Health and Educational Building Corp.:		
Health Facilities Revenue (San Antoine) 5.50%, 11/15/2009	3,320,000	3,584,172
Hospital Financing Revenue (Lifespan Obligation Group):		
5.75%, 5/15/2007 (Insured; MBIA)	4,805,000	5,218,422
5.75%, 5/15/2008 (Insured; MBIA)	5,560,000	6,076,413
Revenue (Roger Williams University Radianassurance) 5%, 11/15/2021	1,360,000	1,337,424
South Carolina—1.9%		
Anderson County, IDR (Federal Paper Board) 4.75%, 8/1/2010	4,520,000	4,620,163
Berkeley County School District, Installment Purchase Revenue (Securing Assets for Education) 5.25%, 12/1/2021	9,395,000	9,426,379
Charleston, COP (Public Facilities Corp.) 5%, 9/1/2015	2,145,000	2,266,943
Hilton Head Island Public Facilities Corp., COP 5%, 3/1/2013 (Insured; AMBAC)	1,065,000	1,145,578
Tennessee—1.3%		
Johnson City Health and Educational Facility Board, HR (Medical Center Hospital Improvement) 5.125%, 7/1/2011 (Insured; MBIA)	6,720,000	7,169,030
Tennessee Housing Development Agency (Homeownership Program):		
5.20%, 7/1/2010	1,815,000	1,917,094
5.30% 7/1/2011	2,140,000	2,254,362
Texas—9.3%		
Austin Independent School District 5.60% 8/1/2009	2,025,000	2,159,582
Bexar County, Revenue (Venue) 5.75%, 8/15/2013 (Insured; MBIA)	5,000,000	5,562,300
Cypress—Fairbanks Independent School District (Schoolhouse) 6.75%, 2/15/2012 (Prerefunded 2/15/2010)	1,700,000 [d]	1,997,228
Gulf Coast Waste Disposal Authority:		
Revenue (Bayport Area System) 5%, 10/1/2014 (Insured; AMBAC)	2,065,000	2,201,786
SWDR (Quaker Oats Co. Project) 5.70%, 5/1/2006	3,210,000	3,390,948
Harris County (Permanent Improvement) 5.25%, 10/1/2016	3,435,000	3,659,031

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Harris County Health Facilities Development Corp., HR:		
(Memorial Hermann Hospital System)		
5.50%, 6/1/2012 (Insured; FSA)	8,295,000	9,197,330
(Memorial Hospital System)		
6%, 6/1/2008 (Insured; MBIA)	9,080,000	10,066,088
Houston, Utility System Revenue (First Lien) 5.25%, 5/15/2015 (Insured; MBIA)	7,500,000	8,138,850
Port Corpus Christi Industrial Development Corp., Revenue (Valero):		
5.125%, 4/1/2009	2,250,000	2,359,283
5.40%, 4/1/2018	1,500,000	1,518,450
Tarrant County Health Facilities Development Corp., Health Systems Revenue:		
(Harris Methodist Health Systems) 6%, 9/1/2010	7,725,000	8,672,317
(Health Resources Systems)		
5.75%, 2/15/2014 (Insured; MBIA)	5,000,000	5,614,300
Texas Municipal Power Agency, Revenue:		
(Subordinated Lien) 4.40%, 9/1/2011 (Insured; FGIC)	5,000,000	5,112,750
Zero Coupon, 9/1/2009 (Insured; AMBAC) (Escrowed to Maturity)	105,000	87,065
Zero Coupon, 9/1/2009 (Insured; AMBAC)	9,265,000	7,623,149
University of Texas University Revenues Financing System 5.25%, 8/15/2018	6,000,000	6,352,200
Utah—1.5%		
Carbon County, SWDR (Sunnyside Cogeneration-A) 6.375%, 8/15/2011	8,450,000	7,774,254
Jordanelle Special Service District (Special Assessment Improvement District) 8%, 10/1/2011	5,565,000	5,863,395
Virginia—1.0%		
Arlington County Industrial Development Authority, RRR (Ogden Martin System of Alexandria/Arlington Inc. Project) 5.375%, 1/1/2012 (Insured; FSA)	2,530,000	2,687,923
Big Stone Gap Redevelopment and Housing Authority, Correctional Facility LR (Wallens Ridge Development Project) 6%, 9/1/2007 (Prerefunded 9/1/2005)	4,000,000 [d]	4,298,840
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project) 6%, 6/15/2011	2,000,000	2,249,880

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Washington−3.1%		
Energy Northwest		
Revenue (Wind Project):		
4.55%, 7/1/2006	1,600,000	1,644,960
5.60%, 7/1/2015	2,530,000	2,603,117
Seattle Municipal Light & Power, Revenue:		
5.25%, 3/1/2010 (Insured; FSA)	50,000	54,645
9.31%, 3/1/2010	6,500,000 [a,b]	7,707,635
Washington:		
5.75%, 10/1/2012	20,000	22,467
5.75%, 10/1/2012	2,305,000	2,593,448
Washington Health Care Facilities Authority, Revenue (Sisters of Providence)		
5.40%, 10/1/2010 (Insured; AMBAC)	3,000,000	3,187,380
Washington, Public Power Supply Systems Revenue (Nuclear Project Number 1)		
6%, 7/1/2007 (Insured; AMBAC)	9,720,000	10,554,754
Wisconsin−.9%		
Racine, SWDR (Republic Services Project)		
3.25%, 4/1/2009	4,000,000	3,791,680
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc.)		
6%, 11/15/2011 (Insured; FSA)	3,500,000	3,996,020
U. S. Related−1.4%		
Children's Trust of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
5.75%, 7/1/2010	2,500,000	2,825,850
5.75%, 7/1/2012 (Prerefunded 7/1/2010)	5,000,000 [d]	5,651,700
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	3,300,000 [d]	3,730,122
Total Long-Term Municipal Investments (cost $864,388,617)		**885,975,204**

Short-Term Municipal Investments−.9%	Principal Amount ($)	Value ($)
California−.0%		
California, VRDN 1.07% (LOC; West LB AG; JP Morgan Chase Bank)	500,000 e	500,000
Florida−.4%		
Collier County Health Facilities Authority, Revenue, VRDN (Cleveland Clinic Health) 1.08% (LOC; UBS AG)	3,650,000 e	3,650,000
Tennessee−.2%		
Blount County Public Building Authority, Local Government Public Improvement, VRDN 1.09%	1,500,000 e	1,500,000
Texas−.3%		
North Central Texas Health Facility Development Corp., Revenue, VRDN (Methodist Hospitals) 1.11%	2,600,000 e	2,600,000
Total Short-Term Municipal Investments (cost $8,250,000)		**8,250,000**
Total Investments (cost $872,638,617)	**98.9%**	**894,225,204**
Cash and Receivables (Net)	**1.1%**	**9,991,535**
Net Assets	**100.0%**	**904,216,739**

Summary of Abbreviations

ACA	American Capital Access	IDC	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation	IDR	Industrial Development Revenue
		LOC	Letter of Credit
COP	Certificate of Participation	LR	Lease Revenue
EIR	Environment Improvement Revenue	MBIA	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	MFHR	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	PCR	Pollution Control Revenue
		RRR	Resources Recovery Revenue
FSA	Financial Security Assurance	SWDR	Solid Waste Disposal Revenue
HR	Hospital Revenue	VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	55.3
AA		Aa		AA	19.5
A		A		A	12.6
BBB		Baa		BBB	9.2
F1		MIG1/P1		SP1/A1	.6
Not Rated [f]		Not Rated [f]		Not Rated [f]	2.8
					100.0

[a] *Inverse floater security—-the interest rate is subject to change periodically.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutional buyers. At May 31, 2004, these securities amounted to $34,575,211 or 3.8% of net assets.*

[c] *Zero coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.*

[d] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poors, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	872,638,617	894,225,204
Cash		6,594,863
Interest receivable		14,810,056
Receivable for investment securities sold		3,011,478
Receivable for shares of Common Stock subscribed		1,565
Prepaid expenses and other assets		420,765
		919,063,931
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		556,770
Payable for investment securities purchased		13,746,593
Payable for shares of Common Stock redeemed		403,189
Accrued expenses		140,640
		14,847,192
Net Assets ($)		**904,216,739**
Composition of Net Assets ($):		
Paid-in capital		896,643,858
Accumulated undistributed investment income—net		280,714
Accumulated net realized gain (loss) on investments		(14,294,420)
Accumulated net unrealized appreciation (depreciation) on investments		21,586,587
Net Assets ($)		**904,216,739**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		68,063,179
Net Asset Value, offering and redemption price per share—Note 3(d) ($)		**13.28**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2004

Investment Income ($):	
Interest Income	**44,753,758**
Expenses:	
Management fee–Note 3(a)	5,834,676
Shareholder servicing costs–Note 3(b)	1,051,887
Custodian fees	79,798
Directors' fees and expenses–Note 3(c)	56,965
Professional fees	49,134
Registration fees	34,930
Prospectus and shareholders' reports	20,305
Loan commitment fees–Note 2	9,057
Miscellaneous	58,881
Total Expenses	**7,195,633**
Investment Income–Net	**37,558,125**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	10,267,229
Net unrealized appreciation (depreciation) on investments	(55,517,040)
Net Realized and Unrealized Gain (Loss) on Investments	**(45,249,811)**
Net (Decrease) in Net Assets Resulting from Operations	**(7,691,686)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2004	2003
Operations ($):		
Investment income–net	37,558,125	44,604,987
Net realized gain (loss) on investments	10,267,229	3,053,294
Net unrealized appreciation (depreciation) on investments	(55,517,040)	34,146,641
Net Increase (Decrease) in Net Assets Resulting from Operations	**(7,691,686)**	**81,804,922**
Dividends to Shareholders from ($):		
Investment income–net	**(37,207,071)**	**(44,357,527)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	70,360,162	195,712,715
Dividends reinvested	27,275,524	32,502,166
Cost of shares redeemed	(196,272,299)	(275,909,166)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(98,636,613)**	**(47,694,285)**
Total Increase (Decrease) in Net Assets	**(143,535,370)**	**(10,246,890)**
Net Assets ($):		
Beginning of Period	1,047,752,109	1,057,998,999
End of Period	**904,216,739**	**1,047,752,109**
Undistributed investment income–net	280,714	112,012
Capital Share Transactions (Shares):		
Shares sold	5,171,532	14,420,826
Shares issued for dividends reinvested	2,014,036	2,386,133
Shares redeemed	(14,462,858)	(20,302,480)
Net Increase (Decrease) in Shares Outstanding	**(7,277,290)**	**(3,495,521)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2004	2003	2002[a]	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	13.91	13.42	13.51	12.94	13.83
Investment Operations:					
Investment income—net	.52[b]	.57[b]	.64[b]	.65	.66
Net realized and unrealized gain (loss) on investments	(.63)	.49	(.09)	.57	(.79)
Total from Investment Operations	(.11)	1.06	.55	1.22	(.13)
Distributions:					
Dividends from investment income—net	(.52)	(.57)	(.64)	(.65)	(.67)
Dividends from net realized gain on investments	–	–	–	–	(.09)
Total Distributions	(.52)	(.57)	(.64)	(.65)	(.76)
Net asset value, end of period	13.28	13.91	13.42	13.51	12.94
Total Return (%)	(.81)	8.09	4.14	9.54	(.97)
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.74	.74	.74	.74	.75
Ratio of net investment income to average net assets	3.86	4.23	4.74	4.82	4.97
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	–	–	.00[c]	.02
Portfolio Turnover Rate	35.07	41.30	27.32	24.32	20.86
Net Assets, end of period ($ x 1,000)	904,217	1,047,752	1,057,999	1,065,775	1,066,938

[a] As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or permium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than .01%.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Intermediate Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide the maximum amount of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager"or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $33,521 during the period ended May 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $280,714, accumulated capital losses $14,294,420 and unrealized appreciation $21,699,181.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2004 and May 31, 2003, were as follows: tax exempt income $37,207,071 and $44,357,527, respectively.

During the period ended May 31, 2004, as a result of permanent book to tax differences primarily due to amortization adjustments, the fund decreased accumulated undistributed investment income-net by $182,352, increased accumulated net realized gain (loss) on investments by $151,338 and increased paid-in capital by $31,014. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $458,770, shareholder services plan fees $44,000 and transfer agency per account fees $54,000.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholders accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2004, the fund was charged $545,673 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2004, the fund was charged $327,997 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each trustee who is not an "affiliated person" as defined in the Act, received from the fund an annual fee of $4,500 and an attendance fee of $500 per meeting for services to the fund. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

(d) A .10% redemption fee is charged and retained by the fund on shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2004, redemption fees charged and retained by the fund amounted to $6,205.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2004, amounted to $334,557,386 and $436,966,988, respectively.

At May 31, 2004, the cost of investments for federal income tax purposes was $872,526,023; accordingly, accumulated net unrealized appreciation on investments was $21,699,181, consisting of $29,169,853 gross unrealized appreciation and $7,470,672 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Intermediate Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Intermediate Municipal Bond Fund, Inc., as of May 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Dreyfus Intermediate Municipal Bond Fund, Inc at May 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 12, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended May 31, 2004 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2004 calendar year on Form 1099 DIV which will be mailed by January 31, 2005.

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Samuel Chase (72)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

Gordon J. Davis (62)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
• President, Lincoln Center for Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (62)
Board Member (1983)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

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Arnold S. Hiatt (77)
Board Member (1983)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

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Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

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Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President–Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 30 investment companies (comprised of 59 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Intermediate Muncipal Bond Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:
http://www.dreyfus.com

0947AR0504